SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 24)1

HALLMARK FINANCIAL SERVICES, INC.

(Name of issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.18 PER SHARE

(Title of class of securities)

40624Q104

(CUSIP number)

John Murray
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474

(Name, address and telephone number of person
authorized to receive notices and communications)

August 5, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   /  /

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,730,432
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,730,432
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,730,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,864,808
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,864,808
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,864,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,864,808
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,864,808
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,864,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NCM SERVICES INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,769,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,769,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,769,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCHWARZ 2012 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,769,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,769,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,769,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,043,295
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,043,295
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,043,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON J. COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,831
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,831
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The following constitutes Amendment No. 24 (“Amendment No. 24”) to the Schedule 13D filed by the undersigned. This Amendment No. 24 amends the Schedule 13D as specifically set forth herein. Capitalized terms used without definition shall have the meanings given to such terms in the Schedule 13D.

Item 2.                                Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), NCM Services Inc., a Delaware corporation (“NCMS”), the Schwarz 2012 Family Trust, a trust organized under the laws of the State of Texas (the “Schwarz Trust”), Mark E. Schwarz (“Schwarz”) and Clinton J. Coleman (“Coleman”) (NP, NCM, NCG, NCMS, the Schwarz Trust, Schwarz, and Coleman collectively referred to as the “Reporting Persons”).  Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, NCMS, as the sole member of NCG, the Schwarz Trust, as the sole stockholder of NCMS, and Schwarz, as the sole trustee of the Schwarz Trust, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP.   In addition, because the Schwarz Trust holds 100% of outstanding shares of NCMS, the Schwarz Trust and Schwarz may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all the shares of Common Stock held by NCMS.  As of August 5, 2013, (1) all outstanding membership interests in NCG (previously held by the Schwarz Trust) were contributed to NCMS and (2) DSC Services Inc. (formerly a Reporting Person) was merged with and into NCMS, resulting in the transfer by operation of law to NCMS of all Common Stock previously held by DSC Services Inc. The Reporting Persons are filing this joint Statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of the directors and executive officers of NCMS as of the date hereof.

Schwarz is the CEO of NCM and the sole trustee of the Schwarz Trust.  Coleman is a Managing Director and an investment professional of NCM. The principal business of NCG is acting as the general partner of NCM.  The principal business of NCM is acting as the general partner of NP.  The principal business of NP is investing in securities. The principal business of NCMS is providing management and advisory services and investing in securities.  The principal business address for each of Schwarz, Murray, Coleman, NP, NCM, NCG, NCMS and the Schwarz Trust is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

Item 2(d)     During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)     During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)     Schwarz and Coleman are citizens of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

As of the filing date of this Amendment No. 24, NCMS had invested $6,978,597 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  Such amount represents the cash investment in shares made by Detroit Stoker Company, as former member of the group, which distributed shares to DSC Services Inc. (which subsequently merged with NCMS) as of August 15, 2012. The source of these funds was the working capital of Detroit Stoker.

Item 5.                                Interest in Securities of the Issuer

  Item 5(a)-(b) is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 19,263,457 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

As of the filing date of this Amendment No. 24, NP directly owned 3,730,432 shares of Common Stock, representing approximately 19.4% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 24, NCM directly owned 134,376 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.  In addition, NCM, as the general partner of NP, may be deemed to beneficially own the 3,730,432 shares beneficially owned by NP.  In total, NCM may be deemed to beneficially own shares representing approximately 20.1% of the issued and outstanding Common Stock of the Issuer.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may be deemed to beneficially own the 134,376 shares and 3,730,432 shares of Common Stock beneficially owned by NCM and NP, respectively.  In total, NCG may be deemed to beneficially own shares representing approximately 20.1% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 24, NCMS directly owned 904,239 shares of Common Stock, representing 4.7% of the issued and outstanding Common Stock of the Issuer.  In addition, NCMS, as the sole member of NCG, which in turn is the general partner of NCM (which is turn the general partner of NP), may be deemed to beneficially own the 134,376 shares and 3,730,432 shares of Common Stock beneficially owned by NCM and NP, respectively.  In total, NCMS may be deemed to beneficially own shares representing approximately 24.8% of the issued and outstanding Common Stock of the Issuer.

The Schwarz Trust, as the sole stockholder of NCMS, may also be deemed to own the 134,376 shares and 3,730,432 shares of Common Stock beneficially owned by NCM and NP, respectively and the 904,239 shares of Common Stock beneficially owned by NCMS.  In total, the Schwarz Trust may be deemed to beneficially own shares representing approximately 24.8% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 24, Mark Schwarz directly owned 130,805 shares of Common Stock and options to purchase 143,443 shares of Common Stock that are exercisable within 60 days of the filing date. As the sole trustee of the Schwarz Trust, Mr. Schwarz may also be deemed to beneficially own the 134,376 shares and 3,730,432 shares beneficially owned by NCM and NP, respectively, and the 904,239 shares beneficially owned by NCMS.  In total, Mr. Schwarz may be deemed to beneficially own shares representing 25.9% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 24, Clinton Coleman directly owned 5,831 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

By virtue of his position with NP, NCM, NCG, NCMS and the Schwarz Trust, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock reported in this statement for such entities.  Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock he holds directly reported in this statement.  Mr. Coleman has the sole power to vote and dispose of the shares of Common Stock he holds directly reported in this statement.

Item 5(c) is hereby amended to add the followng:

During the past sixty days, the following transaction in the Common Stock by the Reporting Persons was effected: as of August 5, 2013, 904,239 shares of Common Stock held by DSC Services Inc. were transferred to NCMS by way of merger of DCS Services Inc. with and into NCMS.

Item 7.                                 Materials to be Filed as Exhibits.

99.1
Joint Filing Agreement dated as of August 22, 2013 by and among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P., NCM Services Inc., the Schwarz 2012 Family Trust, Mark E. Schwarz, and Clinton J. Coleman.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	August 22, 2013
NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P.,
its general partner

By: Newcastle Capital Group, L.L.C.,
its general partner

By: NCM Services Inc.
its sole member

By: /s/ Mark Schwarz
Mark Schwarz,  Chief Executive Officer

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C.,
its general partner

By: NCM Services Inc.
its sole member

By: /s/ Mark Schwarz
Mark Schwarz,  Chief Executive Officer

NEWCASTLE CAPITAL GROUP, L.L.C.

By: NCM Services Inc.
its sole member

By: /s/ Mark Schwarz
Mark Schwarz,  Chief Executive Officer

NCM SERVICES INC.

By: /s/ Mark Schwarz
Mark Schwarz,  Chief Executive Officer

SCHWARZ 2012 FAMILY TRUST By: /s/ Mark Schwarz Mark Schwarz, Trustee /s/ Mark Schwarz MARK SCHWARZ /s/ Clinton Coleman CLINTON COLEMAN

Schedule A

Directors and Executive Officers of NCM Services Inc.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director and Chief Executive Officer	CEO, Newcastle Capital Management, L.P., a private investment management firm and Insurance Company Executive (Executive Chairman, Hallmark Financial Services, Inc.)	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201
Robert Bennett Director	CEO, First Lexington Corporation, a boutique private equity firm	14275 Midway Road Suite 140 Addison, Texas 75001-3651
Ramon Phillips Director	Retired executive	c/o NCM Services Inc. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201
John Murray Chief Financial Officer	CFO, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201